FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 22, 2009

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.
75 Route de Longwy
Box 23, L-8080 Bertrange
Grand-Duchy of Luxembourg
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ____________

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.        Press release dated January 22, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

Date: January 22, 2009	By:	/s/ Marc Beuls
Name: Marc Beuls
Title: President and Chief Executive Officer

Item 1
MILLICOM INTERNATIONAL CELLULAR S.A.

For Immediate Release
January 22, 2009

CONVENING NOTICE FOR EGM

MILLICOM INTERNATIONAL CELLULAR S.A.
société anonyme
Registered office address:

15, rue Léon Laval
L-3372 Leudelange, Grand-Duchy of Luxembourg
- R.C.S. Luxembourg: B 40.630 –

NOTICE

NOTICE IS HEREBY GIVEN that, at the request of the Board of Directors of MILLICOM INTERNATIONAL CELLULAR S.A. (“Millicom”) and according to the applicable law, an extraordinary general meeting (“EGM”) of the shareholders of Millicom is convened to be held at Millicom offices at 15, rue Léon Laval, 3372 Leudelange, Grand-Duchy of Luxembourg, on Monday, February 16, 2009 at 11.00 a.m. Central European Time ("CET"), to consider and vote on the following agenda:

AGENDA

1.
To renew the authorization granted to the Board of Directors in Article 5 of Millicom's Articles of Association to issue new shares up to a share capital of USD 199,999,800 divided into 133,333,200 shares with a par value of USD 1.50 per share for a period of five years from the date of publication of the notarial deed documenting the authorization.

2.
In relation to the renewal of the authorized share capital, to receive the special report of the Board of Directors of Millicom issued in accordance with Article 32-3 (5) of the law of 10 August 1915, as amended, inter alia on the reasons why the Board of Directors shall be authorized to remove or limit the preferential subscription right of the shareholders when issuing new shares under the authorized capital and to approve the granting to the Board of Directors of the power to remove or limit the preferential subscription right of the shareholders when doing so.

3.
In relation to the renewal of the authorized share capital, to amend the first clause of the fourth paragraph of Article 5 - Corporate Capital - of Millicom's Articles of Association by replacing it by the following text : "- realize any increase of the corporate capital within the limits of the authorized capital in one or several successive tranches, by issuing of new shares, against payment in cash or in kind, by conversion of claims, integration of distributable reserves or premium reserves, or in any other manner; and".

4.
In relation to the renewal of the authorized share capital, to amend the fifth paragraph of Article 5 - Corporate Capital - of Millicom's Articles of Association by replacing it by the following text : "This authorization is valid for a period of 5 (five) years from the date of publication of the notarial deed documenting the renewal of the authorized capital in the Luxembourg Official Gazette - Mémorial C - and it may be renewed by a general meeting of shareholders for those shares of the authorized corporate capital which up to then have not been issued by the board of directors."

5.
To the extent necessary, approve and ratify all issuances of new shares resolved upon by the Board of Directors in the past on the basis of the authorization granted to it under Article 5 mentioned in the preceding agenda point.

6.
To the extent necessary, approve and ratify all amendments to Millicom's Articles of Association resolved upon by the general meeting of shareholders on 29 May 2007 and documented in a notarial deed of 3 July 2007.

7.
To amend the date of the annual general meeting which shall be held on the last Tuesday of May of each year, at 10.00 a.m., effective from the AGM 2010 and hence to amend Article 19 - Annual General Meeting - of Millicom's Articles of Association accordingly.

8.
To amend Millicom's object and hence to amend Article 3 - Purposes - of Millicom's Articles of Association by replacing it by the following text: "The Company's purpose is to engage in all transactions pertaining directly or indirectly to the acquisition and holding of participating interests, in any form whatsoever, in any Luxembourg or foreign business enterprise, including but not limited to, the administration, management, control and development of any such enterprise.

The Company may, in connection with the foregoing purposes, (i) acquire or sell by way of subscription, purchase, exchange or in any other manner any equity or debt securities or other financial instruments representing ownership rights, claims or assets issued by, or offered or sold to, any public or private issuer, (ii) issue any debt instruments exercise any rights attached to the foregoing securities or financial instruments, and (iii) grant any type of direct or indirect assistance, in any form, to or for the benefit of subsidiaries, affiliates or other companies in which it holds a participation directly or indirectly, including but not limited to loans, guarantees, credit facilities or technical assistance.

In a general fashion the Company may carry out any commercial, industrial or financial operation and engage in such other activities as the Company deems necessary, advisable, convenient, incidental to, or not inconsistent with, the accomplishment and development of the foregoing."

9.	To amend Millicom's Articles of Association further as follows:

9.1
To amend the sixth paragraph of Article 6 - Shares - of Millicom's Articles of Association by deleting the reference to "Article 7"; the sixth paragraph of Article 6 shall thus read as follows: "The shares shall be freely transferable."

9.2
To further amend Article 6 - Shares - of Millicom's Articles of Association by adding the following paragraph at the end of the Article : "As required by the Luxembourg law on transparency obligations of 11 January 2008 (the "Transparency Law"), any person who acquires or disposes of shares in the Company's capital must notify the Company's board of directors of the proportion of shares held by the relevant person as a result of the acquisition or disposal, where that proportion reaches, exceeds or falls below the thresholds referred to in the Transparency Law. As per the Transparency Law, the above also applies to the mere entitlement to acquire or to dispose of, or to exercise, voting rights in any of the cases referred to in the Transparency Law. As per this Article, the requirements of the Transparency Law also apply where the mentioned proportion reaches, exceeds or falls below a threshold of 3%. The penalties provided for in article 28 of the Transparency Law apply to any breach of the above mentioned obligation, including with respect to the 3% threshold."

9.3
To amend Article 7 - Board of Directors - of Millicom's Articles of Association by inserting the following sentence after the current second paragraph: "Where a legal person is appointed as a director (the "Legal Entity"), the Legal Entity must designate a natural person as permanent representative (représentant permanent) who will represent the Legal Entity as Sole Director or as member of the Board in accordance with article 51bis of the Luxembourg law of August 10th 1915 on commercial companies, as amended".

9.4
To amend the first paragraph of Article 8 - Meetings of the Board of Directors - of Millicom's Articles of Association by replacing it by the following text: "The board of directors shall appoint a chairman (the "Chairman") among its members and may choose a secretary, who need not be a director, and who shall be responsible for keeping the minutes of the meetings of the board of directors and of the resolutions passed at the general meetings of shareholders".

9.5
To amend the fifth paragraph of Article 8 - Meetings of the Board of Directors - of Millicom's Articles of Association by replacing it by the following text: "No such written notice is required if all the members of the board of directors are present or represented during the meeting and if they state to have been duly informed, and to have had full knowledge of the agenda of the meeting. The written notice may be waived by the consent in writing, whether in original, by telefax, or e-mail to which an electronic signature (which is valid under Luxembourg law) is affixed, of each member of the board of directors. Separate written notice shall not be required for meetings that are held at times and places determined in a schedule previously adopted by resolution of the board of directors".

9.6
To amend the seventh paragraph of Article 8 - Meetings of the Board of Directors - of Millicom's Articles of Association by replacing it by the following text: "Any member of the board of directors may act at any meeting of the board of directors by appointing in writing, whether in original, by telefax, or e-mail to which an electronic signature (which is valid under Luxembourg law) is affixed, another director as his or her proxy".

9.7
To amend the tenth paragraph of Article 8 - Meetings of the Board of Directors - of Millicom's Articles of Association by replacing it by the following text: "Notwithstanding the foregoing, a resolution of the board of directors may also be passed in writing, in case of urgency or where other exceptional circumstances so require. Such resolution shall consist of one or several documents containing the resolutions and signed, manually or electronically by means of an electronic signature which is valid under Luxembourg law, by each director. The date of such resolution shall be the date of the last signature".

9.8
To amend the eleventh paragraph of Article 8 - Meetings of the Board of Directors - of Millicom's Articles of Association by replacing it by the following text : "Any director may participate in a meeting of the board of directors by conference call, video conference or similar means of communications equipment whereby (i) the directors attending the meeting can be identified, (ii) all persons participating in the meeting can hear and speak to each other, (iii) the transmission of the meeting is performed on an on-going basis and (iv) the directors can properly deliberate, and participating in a meeting by such means shall constitute presence in person at such meeting. A meeting of the board of directors held by such means of communication will be deemed to be held in Luxembourg".

9.9	To amend Article 11 - Delegation of Powers - of Millicom's Articles of Association by deleting the current last paragraph thereof.

9.10
To amend the third paragraph of Article 21 - Procedure, Vote - of Millicom's Articles of Association by replacing it by the following text: "A shareholder may act at any General Meeting by appointing another person who need not be a shareholder as its proxy in writing whether in original, by telefax, or e-mail to which an electronic signature (which is valid under Luxembourg law) is affixed".

9.11
To amend Article 21 - Procedure, Vote - of Millicom's Articles of Association by inserting the following paragraph after the current third paragraph : "The shareholders may vote in writing (by way of voting bulletins) on resolutions submitted to the shareholders' meeting provided that the written voting bulletins include (i) the name, first name, address and the signature of the relevant shareholder, (ii) the indication of the shares for which the shareholder will exercise such right, (iii) the agenda as set forth in the convening notice and (iv) the voting instructions (approval, refusal, abstention) for each point of the agenda. In order to be taken into account, the original voting bulletins must be received by the Company within the time period set by the Company's board of directors, or, absent any time period set by the board of directors, at least 72 (seventy-two) hours before the relevant shareholders' meeting".

9.12
To amend the sixth paragraph of Article 21 - Procedure, Vote - of Millicom's Articles of Association by replacing the fifth sentence of said paragraph by the following text: "At both meetings, resolutions, in order to be adopted, must be adopted by a two-third majority of the votes cast."

9.13	To amend Article 21 - Procedure, Vote - of Millicom's Articles of Association by deleting the current last two paragraphs thereof.

QUORUM AND MAJORITY

Millicom has issued 108,046,548 outstanding shares with one vote attached to each such share.

According to Millicom's Articles of Association and the applicable law, at a first meeting, a quorum of presence of 50% of the issued and outstanding share capital is required for purposes of the above mentioned EGM agenda items. Should this quorum not be met at a first meeting, a second meeting may be convened with exactly the same agenda items. Such second meeting shall validly deliberate regardless of the proportion of the capital represented. At both meetings, the mentioned EGM agenda items are adopted, if a double majority of (i) 2/3 of the votes cast and (ii) 2/3 of the shareholders present or represented is met.

OTHER INFORMATION

Participation in the EGM is reserved to shareholders who (i) are registered in the shareholders registry kept by Millicom and/or VPC and/or AST as of January 30, 2009, and (ii) give notice of their intention to attend the EGM by mail or return a duly completed power of attorney form so that it is received at Millicom's registered office no later than 10.00 a.m. CET on February 13, 2009.  Forms are available on Millicom’s website (www.millicom.com) or upon request at Millicom's registered office at the following address and contact numbers: Millicom International Cellular S.A., 15, rue Léon Laval, L-3372 Leudelange, Luxembourg, attention: Cândida Gillespie, Legal Assistant, telephone: + 352 27 759 702, fax: + 352 27 759 353).  The shares of any holder who wishes to attend the EGM will not be transferable between January 30, 2009 and the date of the EGM.

Shareholders holding their shares through a third party such as a broker or bank and wishing to attend the EGM or to be represented at the EGM by power of attorney may have to contact such third party in order to exercise their shareholders' rights at the EGM.

Holders of Swedish Depository Receipts wishing to attend the EGM or to be represented at the EGM by power of attorney have to give notice to, and request a power of attorney form from HQ Direct AB, P.O. Box 16027, SE-103 21 Stockholm, Sweden, telephone: + 46 8 463 85 00, or download it on HQ Direct AB’s website (www.hqdirect.se) or on Millicom’s website (www.millicom.com), and send it duly completed to HQ Direct AB at the address indicated above, so that it is received no later than 10:00 a.m. CET on February 13, 2009. Holders of Swedish Depository Receipts having registered their Swedish Depository Receipts in the name of a nominee must temporarily register the Swedish Depository Receipts in their own name in the records maintained by VPC in order to exercise their shareholders’ rights at the EGM. Such registration must be completed no later than January 30, 2009.

A copy of the Company's up-to-date Articles as well as of the special report of the Board of Directors referred to in the second item of the above mentioned agenda, are available on Millicom’s website (www.millicom.com) or upon request at Millicom's registered office at the following address and contact numbers: Millicom International Cellular S.A., 15, rue Léon Laval, L-3372 Leudelange, Luxembourg, attention: Cândida Gillespie, Legal Assistant, telephone: + 352 27 759 702, fax: + 352 27 759 353.

January 22, 2009	The Board of Directors

CONTACTS

Daniel Johannesson	Telephone: +352 27 759 327
Chairman of the Board of Directors
Millicom International Cellular S.A., Luxembourg

Andrew Best	Telephone: +44 (0)7798 576 378
Investor Relations

Visit our web site at http://www.millicom.com

Millicom International Cellular S.A. is a global telecommunications group with mobile telephony operations in 16 countries in Asia, Latin America and Africa.  It also operates cable and broadband businesses in five countries in Central America.  The Group’s mobile operations have a combined population under license of approximately 291 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information.  It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors.  Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof.  All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. employees or representatives acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.